[Letterhead of AirMedia Group Inc.]
November 18, 2010
VIA EDGAR AND FACSIMILE
Larry Spirgel, Assistant Director
Kyle Moffatt, Accountant Branch Chief
Rahim Ismail, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AirMedia Group Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 (“2009 20-F”) Filed May 28, 2010 File No. 001-33765
Dear Mr. Spirgel, Mr. Moffatt and Mr. Ismail:
This letter sets forth the Company’s response to the comments contained in the letter dated September 21, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 20-F. The comments are repeated below and followed by the response thereto.
How do you evaluate and assess internal control over financial reporting?
Please describe the process you used to determine whether internal control over financial reporting effectively considered controls to address financial reporting risks that are relevant to all locations where you have operations.
If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.
Company response:
The Company is headquartered in Beijing, China and currently has offices in some other major cities in China where we maintain our sales network, such as Shenzhen, Xi’an, Tianjin and Wenzhou. Offices at these other locations are all operational units, and all accounting records and financial closing and reporting functions are centrally handled by the financial department at the Company’s headquarters in Beijing.

Internal control over financial reporting
The Company has established and maintained its internal control over financial reporting according to the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, which includes five key components of the control environment, risk assessment, control activities, information and communication, and monitoring. Our internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with U.S. GAAP for financial reporting to the public.
These controls include policies and procedures relating to both entity-wide processes and activities and controls over detailed processes.
Control Environment: On the entity-wide control, we establish the “tone at the top” by demonstrating a commitment to character, integrity, and high ethical values through our attitudes and actions. The Company has adopted a Code of Business Conduct and Ethics for all employees regarding acceptable business practices, conflicts of interest, and expected standards of ethical behavior, which was approved by the board of directors. As part of the Company’s new hire orientation, all new employees are required to sign an acknowledgement indicating that they have read and understand the Code of Business Conduct and Ethics. The signed acknowledgement is maintained by our human resources department in the respective employee file. An actively involved audit committee understands and exercises oversight responsibility over financial reporting and the internal control over financial reporting process. The audit committee meets at least once each quarter. Meetings are held in advance of each earnings release and filing of the annual report with the SEC. The Company retains individuals competent in financial reporting and related oversight roles. In addition, for anti-fraud purposes, the Company has also established whistle blowing procedures, which include a hotline and an email account monitored by the compliance staff, to exclusively receive any complaints regarding potential fraud activities.
Risk Assessment: The management of the Company is in charge of specifying the financial reporting objectives with sufficient clarity and criteria to enable the identification of risks to reliable financial reporting. Financial reporting objectives include preparing financial statements for external purposes that are fairly presented in conformity with US GAAP. The Company has policies and procedures in place to ensure timely and proper identification of business risks relevant to financial reporting objectives, including the risks of material misstatement in significant accounts and related potential errors in the financial statements and other disclosure. Regular executive staff meetings are held to discuss current development, sales, risks and other factors relevant to the Company. These meetings generally occur on a monthly basis and include the Company’s Chief Executive Officer (the “CEO”) and all vice presidents (“VPs”). The Company has required all members of its senior management team to complete risk evaluation questionnaires or hold risk evaluation discussion meetings at least annually. These meetings are held more frequently if an event has occurred or circumstance has changed that may indicate new risk factors. Questionnaire or discussion results are summarized and analyzed in a risk evaluation report. The corresponding risk evaluation policy and mechanism to avoid or solve the identified risks have been set up based on the risk evaluation report. The board of directors establishes and approves new policies to address new risks, if any new risk factors are identified. In addition, industrial risks or business risks are discussed during board meetings or communicated regularly among board members and senior management if necessary.

Control Activities: All the business cycle control procedures are applied to all subsidiaries and variable interest entities (“VIEs”) of the Company wherever located to ensure unity and integrity of the operation. Under such condition, business control procedures relating to financial reporting control objectives are standardized and centralized among different subsidiaries and VIEs. Control activities across the Company entities are also reflected at all levels of the entity, including individual operating units and business processes, such as well defined approval hierarchy of each transaction, segregation of duties, etc. For financial reporting purposes, management identifies risks relevant to the preparation of financial statements in accordance with US GAAP, analyzes them, and decides upon actions to manage them. Appropriate segregation of duties is achieved in the financial department. Although the Company has offices at different locations, they are all operational units, which do not hold any financial booking and reporting functions, and all accounting records and financial closing and reporting functions are centrally handled by the financial department at the Company’s headquarters in Beijing. Accounting work includes booking, account settling, and financial statements generation, all of which are reviewed and double-checked by relevant senior staffs. The financial department completes the work of closing accounts at the end of each month by using the unified financial closing checklist, which is applied to all subsidiaries and VIEs, to ensure that all required procedures for financial closing are implemented in the financial closing stage. The quarterly and annual financial reports are reviewed by the disclosure committee, the audit committee and the Board of Directors prior to the public releases of the quarterly earnings results and the filings of the annual reports on Form 20-F with the Securities and Exchange Commission (the “SEC”).
Information and communication: Furthermore, a wide range of information sources with respect to the preparation of reliable financial statements and effective communications are in place to ensure that relevant information is identified, captured, processed and communicated by information systems to the appropriate individuals on a timely fashion. Different subsidiaries, VIEs and departments communicate freely and timely under the existing information system. The Company performs a separate assessment of information technology controls, mainly related to three areas: change management, access management, and computer operations. Information is gathered from and disseminated to the appropriate people on a timely basis through regular executive staff meetings and finance team meetings. Management has responded adequately to the risks arising from information technology by establishing and following effective general computer controls and application controls, as well as detail process controls.
Monitoring: Finally, we monitor internal control system to assess the effectiveness of our internal control performance over time. The Company’s management assesses the design and operation of controls on an annual basis and takes necessary corrective actions modified for changes in conditions. The management accomplishes monitoring of controls through ongoing activities, separate evaluations, or a combination of the two. The Company maintains a control approval matrix, and a signature checklist to ensure that all the approval is authorized and in accordance with the Company’s policy. In addition, the internal audit department raises questions to different department heads for any deficiencies noted in internal control during daily work. Proper feedback and corrective actions have been taken depending on the decision of executives with proper authority. The scope and frequency of separate evaluations of our internal control will be modified depending on the outcome of the assessment of risks and the effectiveness of ongoing monitoring procedures.

Evaluation and assessment of internal control over financial reporting
The Company’s management adopted a top-down risk assessment (“TDRA”) framework to determine the scope and required evidence to support management’s testing of the Company’s internal controls under Section 404 of Sarbanes-Oxley Act of 2002 (“SOX 404”).
The management follows the TDRA hierarchical framework that involves applying specific risk factors to determine the scope and evidence required in the assessment of internal control. At each step, the management team uses qualitative or quantitative risk factors to focus the scope of the SOX 404 assessment effort and determine the evidence required. Key steps include:
1.	identifying significant financial reporting elements (accounts or disclosures)

2.	identifying material financial statement risks within these accounts or disclosures

3.	determining which entity-level controls would address these risks with sufficient precision

4.	determining which transaction-level controls would address these risks in the absence of precise entity-level controls

5.	determining the nature, extent, and timing of evidence gathered to complete the assessment of in-scope controls
The Company has set up the internal audit department, which reports directly to the audit committee. The manager of the internal audit department has access to senior management including the Chief Financial Officer (“CFO”), President and the CEO. The internal auditors possess and retain full, free and unrestricted access to all company activities, information, records, personnel and physical properties relevant to the performance of audits and investigations of fraud, potential fraud or other risks assessments.
The Company’s management team delegated to the internal audit department the responsibility of planning and conducting audit over the control activities to complete the management assessment of controls. The internal audit department issues the audit plan on a quarterly basis, takes account of the risk assessment conducted by the management of the Company and performs the test of the internal control over financial reporting on an annual basis in order to assess the effectiveness of the design and implementation of the internal control activities over the financial reporting process.

The internal audit department documents how it has interpreted and applied TDRA to arrive at the scope of controls tested. In addition, the sufficiency of evidence required (i.e., the timing, nature, and extent of control testing) is based upon the internal auditors’ professional judgment.
The internal audit department communicates with the management of the Company on any identified deficiency, and retests the remediation controls implemented by the management team if applicable. Accordingly, such findings and the relevant responses of the management are reported to the audit committee and the board of directors. With an independent internal audit function, all five key components of the internal control over financial reporting are effectively monitored and implemented across the Company.
How do you maintain your books and records and prepare your financial statements?
If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.
If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.
Company response:
As a public company listed on the NASDAQ, we maintain our books and records in accordance with US GAAP for our group financial reporting purpose, although we conduct substantially all of our operations outside of the United States.
We have established the following controls in place, which can help us to ensure that the activities we conduct and the transactions we consummate are recorded in accordance with US GAAP:
1.	Based on the nature of our business, we have set our significant accounting policies under US GAAP for the purpose of preparing our consolidated financial statements under US GAAP.
2.
We have formulated an Accounting Manual in accordance with US GAAP, which sets out guidance on the application of these accounting policies for day-to-day business transactions, covering, among other things, revenue recognition, non-monetary exchanges, concession fees and agency fees, consolidation of VIEs, acquired intangible assets, business acquisitions, net income (loss) per share, asset impairment and share-based compensations. These major accounting policies under US GAAP are reviewed on a regular basis by our financial reporting team, and are updated on an as needed basis.

3.
Following the accounting policies and Accounting Manual under US GAAP, our accounting and financial team prepares accounting entries for transactions they are responsible for. Their supervisors review the journal vouchers and conduct a quality control on the appropriateness of the accounting treatments.

4.
In addition to the controls we have to ensure the proper accounting treatment under US GAAP for our routine business transactions, we have two controls which can help to ensure that we properly account for new business transactions as our businesses expand.

a.
First, our VP of Finance attends our management meetings (which are held generally on a monthly basis and are presided by our CEO and attended by our senior management team) together with our CFO. This gives her the chance to know what is happening in our business, so that she can share her views about how new business contracts and new transactions will affect the accounting treatment under US GAAP and the financial performance of the Company before the relevant new business contracts and transactions are executed.

b.
When our VP of Finance becomes aware of any new business arrangements, which could result in a complicated accounting treatment, she will, based on her knowledge on US GAAP, propose to the CFO and ask our US GAAP reporting manager to conduct an accounting research under US GAAP for such business transaction or arrangement. Our US GAAP reporting manager will conduct the accounting research under US GAAP, and report to the CFO and the VP of Finance for review. The CFO and the VP of Finance will report to our CEO to ensure a solid evaluation is conducted before a business decision is made.

With the controls we maintain, the resources we have and the US GAAP knowledge our core US GAAP reporting and review team possess (as described in more detail below), we believe we can ensure that the activities we conduct and the transactions we consummate are recorded in accordance with US GAAP.
Who is involved in your financial reporting?
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:
•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to US GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or an organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees to prepare your financial statements or evaluate your internal control over financial reporting, without providing us with their names, please tell us:
•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Company response:
We have built a competent accounting and finance team that are involved in our financial reporting. All our senior financial personnel are well educated and have relevant experiences. Our CFO, supported by our VP of Finance, leads our accounting and financial function and is responsible for the quality of our consolidated financial statements prepared under US GAAP and the effectiveness of our internal control over financial reporting. The structure of our accounting and finance team, as well as the respective roles and titles, education background, ongoing training, professional designation and experiences of the team members, are described below:

1>	CFO
Responsibilities:
Our CFO, who is one of the founders of the Company and has been the President of the Company since its inception in 2005, took over the acting CFO position from our former CFO when he resigned from this position in March 2010. The CFO’s responsibilities are to lead the accounting and financial function of the Company, conduct the final review of the financial statements, and take the ultimate responsibilities related to financial reporting and the effectiveness of our internal control over financial reporting as assigned by management.

Education:
Bachelor’s Degree in Mathematics; Master’s Degree in Systems Engineering
Professional designation:
Senior Engineer
Professional experience:
Rich experiences in financial management, budget management and business development from serving as our President since the inception of the Company and the acting CFO since March 2010; strong leadership skills developed from his past managerial positions at his former employers before founding the Company; serves as an independent audit committee member for a public company listed on the Hong Kong Stock Exchange.

2>	Vice President of Finance
Responsibilities:
Our VP of Finance joined the Company in March 2007 as the financial controller and was promoted to VP of Finance in July 2009. Her primary responsibilities are to assist the CFO on accounting and financial reporting matters, lead the financial team in preparation of financial statements under US GAAP, review financial statements prepared under US GAAP, participate management meetings for the purpose of identifying potential accounting issues, assist the CFO and report to the audit committee on financial and accounting related matters.
Education:
Bachelor’s Degree in Economics from top domestic university
Ongoing training:
External accounting training on US GAAP, domestic GAAP
Professional designation:
Association of Chartered Certified Accountants (ACCA)
Professional experience:
Over 16 years of professional experience in auditing, accounting and financial management, including two years’ auditing experience at one of the Big Four public accounting firms in Hong Kong, which involved auditing financial statements of public companies listed on the Hong Kong Stock Exchange, and more than 10 years at positions of accounting manager and financial manager level or above. She played a critical role in supporting our former CFO and our President in our IPO process, and led our accounting and financial reporting team in preparation of our financial statements and filings with the SEC.

3>	Internal Audit Manager
Responsibilities:
Our internal audit manager is the head of our internal audit function, who is responsible for evaluating and testing the effectiveness of our internal control over financial reporting independent of the Company’s management team. She leads the internal audit department to perform the test of the internal control over financial reporting on an annual basis in order to assess the effectiveness of the design and implementation of the internal control activities, as well as to re-perform the test of the remediated controls implemented if applicable.
The internal audit manager reports directly to the audit committee and the CFO on any deficiency identified, and reports to the audit committee and the board of directors accordingly on such findings and the relevant responses from the management.
Education:
Master’s Degree in accounting from top domestic university
Ongoing training:
Internal training on internal control over financial reporting, including COSO framework
Professional designation:
Chinese Institute of Certified Public Accountants (CICPA)
Professional experience:
Before joining us as the internal audit manager, she had five years of professional service experience in auditing, including four years with one of the Big Four public accounting firms in China. From her professional service experiences, she accumulated audit experiences both on financial statements prepared under US GAAP or IFRS and on attestation of internal control over financial reporting and the COSO framework.

4>	US GAAP Reporting Manager
Responsibilities:
Conduct accounting research on new accounting issues under US GAAP; work together with the Consolidation Manager in preparing the consolidated financial statements under US GAAP; review financial statements before they are passed to the VP of Finance and the CFO; participate in external US GAAP and SEC rules update training; and provide trainings to internal financial team on a quarterly basis.
Education:
Bachelor’s Degree in accounting from top domestic university, majored in certified public accountants
Ongoing training:
External accounting training on US GAAP and SEC rules and regulations, IFRS, domestic GAAP, tax update training.

Professional designation:
Chinese Institute of Certified Public Accountants (CICPA)
Professional experience:
Nearly eight years of professional experience in auditing, including four years’ auditing experience in one of the Big Four public accounting firms in China; accumulated solid knowledge on US GAAP and SEC rules from rendering professional services to clients who are foreign private issuers.

5>	Accounting Manager
Responsibilities:
In-charge of day-to-day accounting and finance function for the group; supervising the accounting work at the Company’s subsidiaries; reviewing the consolidated financial statements together with the US GAAP Reporting Manager before the financial statements are reviewed by the VP of Finance and the CFO.
Education:
Bachelor’s Degree of Economics in International Accounting from a top domestic university
Ongoing training:
Internal and external accounting training on US GAAP and SEC rules, domestic GAAP, tax policy training.
Professional designation:
Member of the Association of Chartered Certified Accountants (ACCA)
Professional experience:
Eight years of professional experience in accounting, including five years of experience in a role of accounting manager or accounting supervisor with the Company and another domestic company.

6>	Consolidation Manager of Financial Statements
Responsibilities:
Review the reconciliation of intercompany transactions and balances; prepare consolidation and elimination entries; prepare consolidated financial statements under US GAAP on monthly and quarterly basis through the Company’s accounting system, which was purchased from a PRC domestic accounting software and ERP service provider.

Education:
Bachelor of Science Degree in Accounting from top domestic university
Ongoing training:
Attending internal and external accounting training on US GAAP
Professional designation:
Holds domestic accounting license with intermediate accountant certificate.
Professional experience:
More than six years’ experience in accounting and finance area, with both us and another PRC domestic company with multiple subsidiaries.
To ensure that our accounting and finance team stay abreast to the latest development in US GAAP and applicable SEC reporting requirements, we have established the following framework for our accounting personnel to get updates on US GAAP and SEC rules:
•
Our core financial reporting team, comprising our Vice President of Finance and our US GAAP Reporting Manager, participate in the US GAAP and SEC rules and regulations update trainings provided by one of the Big Four public accounting firms in China on a quarterly basis. This quarterly training program, which is well recognized among SEC registrants in China and is considered a very useful program, normally takes 3 to 4 hours and is the major channel for our core accounting professionals to get updates on developments on US GAAP and SEC rules and regulations.

•
After participating in the above mentioned external training, our US GAAP Reporting Manager will provide training to our internal financial personnel on the topics that are relevant to our business on either quarterly or bi-annual basis. Each training section will last around 2 hours. She is also the main source of internal expertise we have on US GAAP and our accountants can consult her for any questions they have.

•
In addition to the external trainings that we participate in, we have also subscribed to the “Deloitte Technical Electronic Library for US GAAP” from Deloitte US firm. This is an accounting research tool designed by Deloitte US firm and can be used by any companies to conduct accounting research on US GAAP, SEC rules and regulations, IFRS and so on as long as the companies maintain the proper license for using the service. By using this tool, our US GAAP Reporting Manager can conduct accounting research for accounting issues and reach a management view on the accounting treatment of these issues. We found that this tool is very useful and we have renewed this subscription on an annual basis over the past three years.

All staffs mentioned above are involved in the financial reporting process and the evaluation of the effectiveness of our internal control over financial reporting. They are all well trained in accordance with US GAAP, SEC rules and regulations and requirements under SOX 404. We believe these staffs are qualified to prepare our financial reports and therefore we do not think we need, and we did not retain, an accounting firm or an organization to help us to prepare our financial statements. However, we engaged an independent consulting firm from October 2007 to March 2009 to help us to evaluate and strengthen our internal control over financial reporting and also help us to prepare for the readiness of our internal control over financial reporting, which was subject to our auditors’ attestation the first time for the fiscal year ended December 31, 2008.
The independent consulting firm assigned professionals with solid knowledge and experiences on internal control over financial reporting, and these professional had spent more than 4,000 hours during that period and contributed significantly to the enhancement of our internal control over financial reporting. With the assistance from that firm for the period from October 2007 until March 2009, we believe that we have built up a solid foundation in setting up effective internal control over financial reporting with the existing internal resources. We are comfortable that we maintain an effective framework for our internal control as we have built up our internal resources to handle this on our own.
We do not currently retain individuals who are not our employees to prepare our financial statements or evaluate our internal control over financial reporting.
Do you have an audit committee financial expert?
We note that you have identified an audit committee financial expert in your filing. Please describe his qualifications, including the extent of his knowledge of US GAAP and internal control over financial reporting.
Company response:
Our audit committee is composed of three independent members: Mr. Shichong Shan, Dr. Songzuo Xiang and Professor Donglin Xia. Our board of directors has determined that Dr. Donglin Xia qualifies as an audit committee financial expert as such term is defined under Item 16A of Form 20-F. A brief description of Dr. Xia’s relevant qualifications and background is set forth below:
a)
Professor in Accounting, School of Economics and Management, Tsinghua University, Ph.D. in Economics, Ph.D. student advisor. In his full time position as an accounting professor in one of China’s top universities, Dr. Xia is considered an accounting expert, and is very knowledgeable on accounting theory and accounting practices. His academic career also provides him the channel to gain a reasonable understanding on US GAAP.

b)
Independent Director (from 2002 to 2008), Huaneng Power International Inc. (“Huaneng”), a large power generating company in the PRC that is listed on the New York Stock Exchange, Shanghai Stock Exchange and Hong Kong Stock Exchange. Professor Xia served as a member of the audit committee of Huaneng for the period from 2004 to April 2008 and was determined to be an audit committee financial expert by Huaneng’s board of directors during this period. From this role, he had the chance to get regular updates from Huaneng’s management and auditors on developments in US GAAP and IFRS, as well as on US and HK listing rules and regulations,

c)	Academic Member of the Accounting Society of China, Deputy Director of Basic Accounting Theory and Accounting Standards Committee,

d)	Member of the MPAcc Education Guidance Committee, Ministry of Education

e)	Director of China Audit Society,

f)	Standing Director of China Institute of Internal Audit. At this role, he shares his knowledge on internal control and internal audit with other standing directors of this organization.
With the above mentioned strong academic and professional background and active roles as independent audit committee members of two US listed companies, our board of directors has determined that Dr. Xia qualifies as an audit committee financial expert as such term is defined under Item 16A of Form 20-F.
*       *       *
The Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments regarding the 2009 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850. Thank you very much.

Very truly yours,
/s/ Xiaoya Zhang
Xiaoya Zhang
President and Acting Chief Financial Officer

cc:	Herman Man Guo, Chairman and Chief Executive Officer, AirMedia Group Inc. Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong Jeffrey Fu, Deloitte Touche Tohmatsu CPA Ltd., Beijing